EXHIBIT 12.4
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2004	2005	2006	2007	2008	2009
Fixed Charges:

Interest	$ 40	$ 50	$ 72	$ 72	$ 65	$ 55

Interest portion of annual rentals	2	3	4	3	2	1

Total fixed charges	42	53	76	75	67	56

Preferred stock dividends (1)	2	2	2	2	2	2

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 44	$ 55	$ 78	$ 77	$ 69	$ 58

Earnings:

Pretax income from continuing operations	$ 387	$ 309	$ 397	$ 391	$ 385	$ 314

Add: Total fixed charges (from above)	42	53	76	75	67	56

Less: Interest capitalized	-	-	1	1	-	1

Total earnings for purpose of ratio	$ 429	$ 362	$ 472	$ 465	$ 452	$ 369

Ratio of earnings to combined fixed charges and preferred stock dividends	9.75	6.58	6.05	6.04	6.55	6.36

Ratio of earnings to fixed charges	10.21	6.83	6.21	6.20	6.75	6.59

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.